SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              (Amendment No. 4)(1)

                               RONSON CORPORATION
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                                (Name of issuer)

                                  COMMON STOCK
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                         (Title of class of securities)

                                   776338 20 4
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                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                     OLSHAN GRUNDMAN FROME & ROSENZWEIG LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
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                - (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 August 14, 1998
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             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 8 Pages)

--------
    (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  776338 20 4                   13D           Page 2 of 8 Pages
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================================================================================
     1          NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                  STEEL PARTNERS II, L.P.
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     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) / /
                                                                         (b) / /
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     3          SEC USE ONLY

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     4          SOURCE OF FUNDS
                      WC
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     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
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     6          CITIZENSHIP OR PLACE OR ORGANIZATION

                      DELAWARE
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 NUMBER OF              7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                             287,099
  OWNED BY
    EACH
 REPORTING
PERSON WITH
                ----------------------------------------------------------------
                        8          SHARED VOTING POWER

                                         -0-
                ----------------------------------------------------------------
                        9          SOLE DISPOSITIVE POWER

                                         287,099
                ----------------------------------------------------------------
                       10          SHARED DISPOSITIVE POWER

                                         -0-
--------------------------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                      287,099
--------------------------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES                                               / /
--------------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      9.0%
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     14         TYPE OF REPORTING PERSON

                      PN
================================================================================

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CUSIP No.  776338 20 4                   13D           Page 3 of 8 Pages
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================================================================================
     1          NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                    WARREN LICHTENSTEIN
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     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3          SEC USE ONLY

--------------------------------------------------------------------------------
     4          SOURCE OF FUNDS
                      00
--------------------------------------------------------------------------------
     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
     6          CITIZENSHIP OR PLACE OR ORGANIZATION

                      USA
--------------------------------------------------------------------------------
 NUMBER OF              7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                             287,099
  OWNED BY
    EACH
 REPORTING
PERSON WITH
                ----------------------------------------------------------------
                        8          SHARED VOTING POWER

                                         - 0 -
                ----------------------------------------------------------------
                        9          SOLE DISPOSITIVE POWER

                                         287,099
                ----------------------------------------------------------------
                       10          SHARED DISPOSITIVE POWER

                                         - 0 -
--------------------------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                      287,099
--------------------------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES                                               / /
--------------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      9.0%
--------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON

                      IN
================================================================================

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CUSIP No.  776338 20 4                   13D           Page 4 of 8 Pages
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         The following  constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (the "Schedule 13D"). Except as specifically amended by this Amendment No. 4, the Schedule 13D remains in full force and effect.

Item 3 is amended in its entirety to read as follows:

Item 3.           Source and Amount of Funds or Other Consideration.

                  The aggregate purchase price of the 287,099 Shares of Common Stock owned by Steel Partners II is $870,036. The Shares of Common Stock owned by Steel Partners II were acquired with partnership funds.

Item 4 is hereby amended to add the following

Item 4.           Purpose of Transaction.

                  On August 14, 1998, the Reporting Persons sent a letter (the "August Letter") to the Issuer's Chief Executive Officer and Board of Directors, in which, among other things, the Reporting Persons reiterate the Issuer's poor operating performance and lagging stock price, stating, among other concerns, the Reporting Persons' strong belief that the Issuer must take steps to create a more independent Board and pursue certain strategic business initiatives. In the August Letter, the Reporting Persons also proposed to acquire those Shares of the issued and outstanding Shares of the Issuer owned by Louis V. Aronson, the Issuer's Chief Executive Officer, for a cash price of $5.00 per Share, as well as those Shares held by any other stockholder of the Issuer (the "Proposal") subject to certain terms and conditions.

                  The description of the August Letter does not purport to be complete, and is qualified in its entirety by reference to the August Letter, which is filed as Exhibit 2 to this Amendment No. 4 to Schedule 13D.

                  Depending upon such factors as the Reporting Person considers relevant from time to time, the Reporting Person will seek further contact with the Issuer, the Issuer's representatives and other persons interested in the Issuer, for the purpose of discussing the August Letter and the Proposal. Depending upon the Issuer's response to the August Letter and the Proposal, if any, the results of further contact with the Issuer, if any, market considerations and other factors as the Reporting Person considers relevant from time to time, the Reporting Person may consider additional courses of action with respect to the Issuer, including acquiring additional Shares or other securities of the Issuer in the open market, in privately negotiated transactions or through a tender offer or otherwise, on such terms and at such times as the Reporting Persons may deem advisable or proposing that the Issuer retain an investment banker to solicit offers for a transaction whereby all or a portion of the Issuer be sold. In connection

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CUSIP No.  776338 20 4                   13D           Page 5 of 8 Pages
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therewith,  the Reporting Persons may seek to participate in such transaction or seek to acquire control of the Issuer in a negotiated transaction or otherwise. Should the Reporting Persons believe that the Issuer's Shares continue to be undervalued, the Reporting Persons also may seek in the future to have one or more of its representatives appointed to the Board of Directors of the Issuer, by agreement with the Issuer or otherwise, including by running its own slate of nominees at an annual or special meeting of the Issuer. The Reporting Persons may in the future propose other matters for consideration and approval by the Issuer's stockholders or the Board of Directors, through a solicitation of proxies, consent solicitation or otherwise, but has not identified such matters at this date. Although the foregoing activities represent the range of activities within the current contemplation of the Reporting Person, it should be noted that the activities within such contemplated range are subject to change at any time.

Item 5 is amended in part to read as follows:

Item 5.           Interest in Securities of the Issuer.

                  As reported in its Quarterly Report on Form 10-Q for the period ended March 31, 1998, the Issuer had 3,177,175 Shares of Common Stock outstanding on March 31, 1998. Steel Partners II beneficially owns an aggregate of 287,099 Shares, representing approximately 9.0% of the Shares outstanding. All of such Shares of Common Stock were acquired in open-market transactions. Steel Partners II and Warren Lichtenstein have sole voting and dispositive power with respect to the Shares beneficially owned by it or him.

                  (a) As of the  close  of  business  on July  22,  1998,  Steel
Partners II beneficially owns 287,099 Shares of Common Stock, constituting approximately 9.0% of the Shares outstanding. Mr. Lichtenstein has sole voting and dispositive power with respect to all of the Shares of Common Stock owned by Steel Partners II by virtue of his authority to vote and dispose of such Shares. Accordingly, Mr. Lichtenstein beneficially owns 287,099 Shares of Common Stock, representing approximately 9.0% of the Shares outstanding. All of such Shares of Common Stock were acquired in open-market transactions.

                  (c) Schedule A annexed hereto lists all transactions in the Issuer's Common Stock since the filing of Amendment No. 3 to Schedule 13D by the Reporting Persons.

Item 7 is amended to read as follows:

Item 7.           Material to be Filed as Exhibits.

         1.       Joint Filing Agreement (previously filed)

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CUSIP No.  776338 20 4                   13D           Page 6 of 8 Pages
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         2. Letter  dated  August 14, 1998 from Steel  Partners  II, L.P. to the
         Chief Executive Officer and Board of Directors of the Issuer

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CUSIP No.  776338 20 4                   13D           Page 7 of 8 Pages
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                                   SIGNATURES

                  After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  August 14, 1998                      STEEL PARTNERS II, L.P.

                                             By: Steel Partners, L.L.C.
                                                 General Partner

                                             By:/s/ Warren G. Lichtenstein
                                                -----------------------------
                                                Warren G. Lichtenstein
                                               Chief Executive Officer

                                            /s/ Warren G. Lichtenstein
                                            ---------------------------------
                                                WARREN G. LICHTENSTEIN

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CUSIP No.  776338 20 4                   13D           Page 8 of 8 Pages
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                                  Exhibit Index


         1. Joint Filing Agreement (previously filed)

         2. Letter dated August 14, 1998 from Steel Partners 9 II, to the Chief Executive Officer and Board of Directors of the Issuer

                                   SCHEDULE A

        Transactions in the Shares Since the Filing of Amendment No. 3 to
                                the Schedule 13D





Shares of Common              Price Per                Date of
Stock Purchased                 Share                 Purchase

3,500                          3.65500                 8/4/98

6,000                          3.65500                 8/5/98